December 15, 2022

VIA EDGAR

Ada D. Sarmento

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verrica Pharmaceuticals Inc.

Registration Statement on Form S-3 (File No. 333-268229)

Request for Acceleration of Effective Date

Acceleration Request

Requested Date:                 Monday, December 19, 2022

Requested Time:                8:00 a.m. Eastern Time

Dear Ms. Sarmento:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-268229) (the “Registration Statement”) to become effective on December 19, 2022, at 8:00 a.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084, or in his absence, Andrew Durand at (202) 776-2069.

Very truly yours,

Verrica Pharmaceuticals Inc.

By:	/s/ P. Terence Kohler Jr.
P. Terence Kohler Jr.
Chief Financial Officer